J:COM

Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T: +81 3 6765 8100 F: +81 3 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

November 7, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law
   Attached you will find the English translation version.

   (a) HIGHLIGHT OF 2005 Q3 RESULTS

   (b) CONSOLIDATED THIRD QUARTER FINANCIAL RESULTS

2. Enclosed herewith please find the copy of the following press releases in English:

   (a) JUPITER TELECOMMUNICATIONS TO ACQUIRE MAJORITY STAKE OF CABLE TELEVISION KOBE (October 14,2005)

   (b) J:COM SELECTED FOR INCLUSION IN JAPAN'S "J-STOCK" INDEX (October 17,2005)

   (c) J:COM PASSES 2 MILLION MILESTONE (October 21,2005)

(d) JUPITER TELECOMMUNICATIONS AND WILLCOM TO PARTNER ON MOBILE BUSINESS (October 27,2005)

(e) JUPITER TELECOMMUNICATIONS ANNOUNCES THIRD QUARTER 2005 FIGURES (October 28,2005)

(f) JUPITER TELECOMMUNICATIONS ANNOUNCES EXECUTIVE ASSIGNMENT CHANGES (November 2,2005)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
IR Officer
IR Office & Treasury Dept.

Highlight of 2005 3Q Results (1/2)

Octorber 28, 2005
Jupiter Telecommunications Co., Ltd.

Unit:Yen in 100 million(rounding in 10 million yen)

Consolidated Income *1	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Change		2005 FY estimation (achievement)	2004 FY result (estimate vs. 2004)	Explanation of changes
			Amount	%			
Revenue:							
Subscription fees	1,193	1,038	155	15%			Revenue breakdown: CableTV 623(+59up, or +10%), Internet 346(+51up, or +17%), Phone 225(+45up, or+25%)
Other	141	146	△ 5	△ 3%			Install revenue decreased due to marketing campaign
Total	1,334	1,184	150	13%	1,850 (72%)	1,613 (15%)	
Operating costs and expenses:							
Operating & programming costs	△ 548	△ 485	△ 63	△ 13%			In line with increase of RGU, programming costs, network maintenance costs.
Selling, general & administrative	△ 268	△ 228	△ 39	△ 17%			Headcount increase in sales force to provide for expansion of service area, branding expense, etc
Adjusted EBIT	518	470	48	10%	725 (71%)	632 (15%)	
Stock compensation	△ 27	△ 1	△ 26				Fair value exceeded exercisable price
Depreciation & amortization	△ 315	△ 286	△ 28	△ 10%			Increase of installation equipments
Operating income	177	183	△ 6	△ 3%			
Other income (expense):							
Interest expense, net	△ 41	△ 56	15	27%			Debt repayment of 300 in August 04 by capital increase & 500 in March 05 by IPO.
Other income (expense), net	3	1	2	368%			
Income before tax, equity, minority	138	127	11	9%			
Equity in earnings of affiliates	3	5	△ 2	△ 37%			
Minority interest in net income	△ 5	△ 4	△ 0	△ 10%			
Income before income taxes	137	127	9	7%			
Income taxes	3	△ 14	17				Reversal of valuation allowance(39)
Net income	140	113	26	23%	190 (74%)	108 (76%)	

Adjusted EBITDA margin	39%	40%	△ 1pts

Capital expenditures	237	230	7	3%
Capital Lease expenditure	112	95	17	18%
Total	349	325	24	7%

Cash Flows	Nine months ended September 30, 2005	Nine months ended September 30, 2004	
Cash provided by operating activities	429	388	Improvement of EBITDA(518)
Cash used in investing activities	△ 412	△ 269	Capital expenditure (237) and Acquisition of new subsidiaries (131) etc.
Free Cash Flow*2	80	64	(Cash provided operating activities 429) - (Capital expenditure 237) - (Capital lease 112)
Cash generated from financing activities	259	△ 110	Proceeds on the issuance of common stock (+910), Repayment(-679 incl. capital lease principal payments)
Increase (decrease) of cash	275	9	

Assets and Liabilities *1	As of September 30, 2005	As of December 31, 2004	Changes
Total Assets	5,014	4,393	621
Equity	2,460	1,384	1,076
Equity capital ratio to total assets	49%	32%	17pts up
Debt (including capital lease obligations)	1,842	2,315	△ 473
Net Debt	1,463	2,211	△ 748
D/E Ratio (Net)	0.59	1.60	1.01pts up

*1: Financial data of Odakyu is reflected in Assets and Liabilities, but not in Consolidated Income.
That of CTK is no impact to neither Assets and Liabilities nor Consolidated Income.

*2: Free Cash Flow = (Cash provided by operating activities) − (Capital expenditures) − (Capital lease expenditures)

Highlight of 2005 3Q Results (2/2)

Jupiter Telecommunications Co., Ltd.

Jcom Group	As of September 30, 2005	As of December 31, 2004	Change	(Reference) As of September 30, 2004		Explanation of changes
Consolidated subsidiaries						Increase(2) - Chofu (Feb '05), and Odakyu (Sep '05)
Franchises	16	16	0	17	(a)	Decrease(2) - Three subsidiaries (Super Network U, Cable Network Yachiyo and Kisarazu Cable Television) merged to create J:COM Chiba (Apr '05).
Others	3	3	0	2		
total	19	19	0	19	①	Others(3) - @NH, J-Finance, and TEC-J
Equity-method affiliates						
Franchises	2	2	0	2	(b)	Franchises(2) - FCN (Fukuoka) and Shimonoseki
Others	5	4	1	3		Increase(1) - JDS(July '05)
total	7	6	1	5	②	Others(5) - CTK*3, Green City CATV, KMS, Jupiter VOD, and JDS
Other franchises	0	1	△ 1	1	(c)	Decrease(1) - Chofu (to subsidiaries, Feb '05)
Group total (①+②)	26	25	1	24		
Franchise ((a)+(b)+(c))	18	19	△ 1	20		

Operating Data	As of September 30, 2005	As of December 31, 2004	Change	(Reference) As of September 30, 2004	Explanation of changes
RGU - managed franchises*4					
CATV	1,684,900	1,592,500	92,400	1,569,000	
(Digital CATV)	518,700	243,500	275,200	163,000	
High-speed internet	837,700	751,600	86,100	721,100	
Telephony	909,900	773,000	136,900	718,600	
Total RGU	3,432,500	3,117,100	315,400	3,008,700	
Customers connected	1,996,100	1,873,000	123,100	1,838,600	
RGU per customer	1.72	1.66	0.06	1.64	
Customers homes passed	7,303,100	6,861,700	441,400	6,829,100	
Rate of taking all 3 services	21.8%	19.1%	2.7pts up	17.8%	

	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Change	Explanation of changes
Average franchise revenue per customer per month(yen)*4	7,444 *5	7,025 *6	419	Due to increase in average RGU per customer and increase in ratio of digital and internet 30M
Monthly churn rate*7				
CATV	1.3	1.4	△ 0.1	
High-speed internet	1.3	1.2	0.1	
Telephony	0.8	0.8	0.0	

(Reference)

Consolidated Franchise Only	As of September 30, 2005	As of December 31, 2004	change	(Reference) As of September 30, 2004
RGU				
CATV	1,574,400	1,482,600	91,800	1,459,800
(Digital CATV)	494,300	232,000	262,300	155,600
High-speed internet	791,700	708,600	83,100	679,700
Telephony	854,400	726,500	127,900	676,500
Total RGU	3,220,500	2,917,700	302,800	2,816,000
Customers connected	1,865,000	1,744,800	120,200	1,712,400
RGU per customer	1.73	1.67	0.06	1.64
Customers Homes Passed	6,717,100	6,287,800	429,300	6,262,500

J:COM Chofu	As of September 30, 2005	As of December 31, 2004	Change	(Reference) As of September 30, 2004
RGU				
CATV	33,700	29,900	3,800	28,700
(Digital CATV)	14,000	6,200	7,800	3,800
High-speed internet	11,400	9,800	1,600	9,200
Telephony	0	0	0	0
Total RGU	45,100	39,700	5,400	37,900
Customers connected	37,200	32,900	4,300	31,500

*3: CTK will become consolidated subsidiaries of J:COM from Nov 7, 2005.

*4: Managed franchise data at December 31, 2004 excludes Chofu, with which we had a management agreement, but in which we did not have an equity investment until 2005. The data at September 30, 2005 includes FCN and Shimonoseki, but excludes Odakyu.

*5: Actual results for January - September, 2005

*6: Actual results for January - September, 2004

*7: Monthly churn rate=number of cancellation÷average customers connected÷number of months

J:COM

RECEIVED
2005 NOV 10 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 14, 2005

FOR IMMEDIATE RELEASE

For more information contact:
October Strategies, Inc., 303-471-4511 or 303-627-4545

Jupiter Telecommunications to Acquire Majority Stake of Cable Television Kobe

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code:4817), the larges multiple system operator (MSO) in Japan based on the number of customers served, announced today that it would acquire a majority stake in Cable Television Kobe, Inc. (CTK) by purchasing all of the shares issued by CTK through a third-party allotment.

J:COM currently owns 20.44 percent of CTK's shares, and will own a majority of the issued shares on November 7, 2005, after purchasing ¥2 billion yen of shares to be issued through a third-party allotment. CTK plans to use the additional capital to expand the bandwidth of its trunk lines, which would enable the company to strengthen and expand its digital services.

As one of the core components of its growth strategy, J:COM has been actively pursuing additional investment in cable television operators. By acquiring CTK as a consolidated subsidiary, J:COM will be able to further strengthen its operations and reach in the Kansai area. CTK currently operates in the Nagata, Suma, Tarumi and Nishi wards, as well as Miki City in the Hyogo Prefecture. Since CTK's service areas are adjacent to the service areas of J:COM's Cablenet Kobe Ashiya Co., Ltd. system, operational synergies such as the sharing of digital facilities and other equipment as well as more efficient sales and marketing activities, are expected following this acquisition.

CTK's monthly average revenue per unit (ARPU) is approximately 80 percent of the average for the J:COM systems, and in comparison with its other systems, J:COM views CTK's subscriber rates for both cable television and Internet as having room for growth. Construction to upgrade CTK's trunk lines will enable CTK to begin offering a primary telephony service it currently lacks, making it possible for CTK to offer the triple-play of services – video, voice and data. Additionally, CTK intends to make efforts to increase both ARPU as well as the number of subscribers through offering digital services, such as Video On Demand (VOD), in combination with the J:COM-branded sales approach.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of June 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June

30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Appendix

1. Details of the third party allotment:

(1) New shares acquired: 25,000

(2) Acquisition price: ¥80,000 per share

(3) Total capital investment: ¥2 billion

(4) Payment date: November 7, 2005

(5) Reason for capital investment: Increase of network bandwidth

2. Company Profile of Cable Television Kobe, Inc.

(1) Company name: Cable Television Kobe, Inc. (CTK)

(2) Business operations: Cable television broadcasting and contracting of related broadcast equipment installation, as well as relevant maintenance operations.
Electric telecommunications and contracting of management and operation of related information business.

(3) Established: April 15, 1992

(4) Headquarters: 3-1-1 Oyashikidori, Nagata ward, Kobe City

(5) Representative: Takehiko Horino, President

(6) Paid-in Capital: ¥2 billion

(7) Employees: 62 (as of March 31, 2005)

(8) Ownership: 25.81% of shares owned by Sanyo Electric Railway Co., Ltd., 20.44% by J:COM (as of March 31, 2005)

(9) Shares issued: 40,000

(10) Fiscal year end: March 31

(11) Primary offices: (head office) 3-1-1 Oyashikidori, Nagata ward, Kobe-shi

(12) Business results of most recent fiscal year (unit: ¥1 million):

	Year ended as of March 2004	Year ended as of March 2005
Revenue	3,094	3,308
Operating income	357	482
Ordinary income	344	479
Net income	212	252
Total assets	7,805	7,819
Capital stock	1,818	2,071
Dividend per share	0	0

3. Details and Date of Transfer

(1) Details: Shares will be issued through third-party allotment, and all of the newly issued shares will be acquired by J:COM.

(2) Date: November 7, 2005

4. Shareholder Voting Rights of Company and Percentage Before and After Transfer:

	(Before)	(After)
(1) Voting rights held by J:COM:	8,177	33,177
(Shares held by J:COM):	8,177	33,177
(2) Total number of voting rights:	40,000	65,000
(Shares outstanding):	40,000	65,000
(3) Percentage of total voting rights:	20.44%	51.04%
(Percentage of shares outstanding):	20.44%	51.04%

5. Effect on Business Results:

There will be no significant impact on J:COM's business results for this period.

J:COM

October 17, 2005
FOR IMMEDIATE RELEASE

J:COM Selected for Inclusion in Japan's "J-Stock" Index

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code:4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today that its shares have been selected for inclusion in the "J-Stock" listing, an aggregate stock performance index similar to existing directories such as TOPIX from the Tokyo Stock Exchange. Effective November 1, 2005, J:COM shares will be among the approximately 100 stocks that form the J-Stock Index. Accordingly, the J:COM share price listing in newspapers and other publications will no longer appear under the "Data/Info-Telecommunications" heading, and will instead be included under the "J-Stock" list of included stocks.

On April 1, 2002, the JASDAQ Securities Exchange, Inc. established predetermined criteria set by JASDAQ regarding aggregate market value, total profit, etc. to create the J-Stock listing. Selected stocks satisfying these criteria form the J-Stock Index, which is defined by JASDAQ as "a market indicator calculated as a weighted average of total aggregate market value of all J-Stock shares."

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of June 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

J:COM

October 21, 2005
FOR IMMEDIATE RELEASE

J:COM PASSES 2 MILLION MILESTONE

Preliminary Mid-October Report Shows J:COM's Subscribing Households Exceeding 2 Million

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code:4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today that J:COM's preliminary subscriber numbers for October indicate that J:COM has surpassed the two million* subscribing household mark. Having reached its first million customers in the spring of 2001, J:COM has now doubled its subscribing household reach in the past four and a half years. The subscribing household figure represents the number of households subscribing to at least one of the three J:COM services currently available (J:COM TV, J:COM NET and J:COM PHONE).

J:COM began operations with 17,000 cable TV subscribing households when it was established in 1995. Having begun offering "J:COM PHONE" telephony services in 1997, "J:COM NET" Internet services in 1999, and "J:COM TV Digital" services in 2004, J:COM has progressively enhanced the services it offers over its network. The company has also expanded its service area through mergers with and capital participation in other cable operators, and organic growth of its own existing service area. These two initiatives, in addition to J:COM's focused community-oriented sales and marketing approach, have helped J:COM to successfully reach the two million subscriber milestone.

The company has introduced a variety of new services, including Video On Demand (VOD) and 100 Mbps Internet connection service this year alone, and has announced the addition of high-definition CS channels before the year is out. J:COM also has plans to continue its product expansion and marketing efforts to maintain and improve its performance, growth and customer satisfaction levels.

* *Cumulative total of the 17 managed franchises (32 systems) operated by J:COM*

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through J:COM managed franchises operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

October 27, 2005
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS AND WILLCOM TO PARTNER ON MOBILE BUSINESS

"J:COM Mobile" To Be Provided Via WILLCOM Handsets

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code:4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, and WILLCOM, Inc., a leading mobile telecommunications company in Japan, announced today that they have reached an agreement to partner for a new mobile phone business tie-up where J:COM will market WILLCOM handsets under the J:COM brand.

This new service option will be offered to J:COM's subscribers beginning in March 2006. The tentatively-dubbed "J:COM MOBILE" service will be based on the "WILLCOM Flat-Rate Plan," which includes free calls and e-mails between WILLCOM handsets for a monthly basic fee of JPY 2,900 (tax included), and will be made available to subscribers under the J:COM brand. The handsets offered will be the new WILLCOM model handsets to be made available in November, and will be of an original design that includes the J:COM logo.

As with its other service offerings, J:COM will offer the new mobile service as part of a bundle of services at a discounted rate to customers who subscribe to more than one J:COM service. J:COM MOBILE will also provide discounted rates for calls with J:COM PHONE subscribers, and service fees would be consolidated into J:COM's single convenient bill. In addition, as with calls between WILLCOM subscribers, calls between WILLCOM subscribers and J:COM MOBILE subscribers will be for free.

J:COM and WILLCOM plan to finalize the details of the agreement before the end of the year, after which a promotional campaign will be implemented and pre-subscriptions will be taken in advance of the service launch.

J:COM currently offers cable TV, high-speed Internet access and telephony services to approximately two million households in the Sapporo, Kanto, Kansai and Kyushu areas. By adding the new mobile service, J:COM will provide a fully integrated package of fixed and

mobile telecommunications services. With the new service, J:COM will strive to increase both convenience for its subscribers as well as customer satisfaction. In turn, having access to J:COM's two million subscribing household base will offer WILLCOM a powerful new marketing channel through which to build and enhance its mobile phone business.

"In recent years, cable operators and major telecommunications companies have been combining video, high-speed Internet access and telephony in the so-called 'triple play' of services that has become the mainstream of the industry," said Tomoyuki Moriizumi, President and CEO of J:COM. "Even more recently, the trend has been to try to pull off a 'grand slam' by adding the fourth element of mobile telecommunications services to the mix. With this new partnership, J:COM has just made its first swing at a grand slam."

About J:COM
Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through J:COM managed franchises operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

About WILLCOM
WILLCOM, Inc. is a leading mobile data telecommunications company, providing PHS services in Japan. In addition to data telecommunications, WILLCOM introduced the "WILLCOM Flat-Rate Plan" in May 2005, the industry's first fixed-rate voice communication service. WILLCOM has also introduced a series of other new services to the market, and currently has more than 3.43 million cumulative subscribers (as of September 2005). For more information (available in English and Japanese), visit WILLCOM's website at http://www.willcom-inc.com/.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and WILLCOM, Inc., and any of its respective subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

October 28, 2005
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES THIRD QUARTER 2005 FIGURES

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator in Japan based on the number of customers served, released today its subscribing household figures for the third quarter of 2005. J:COM's subscribing households, the number of households subscribing to at least one J:COM service through J:COM's cable system network, increased by 157,500 year-over-year to 1,996,100 as of September 30, 2005, an increase of 8.6 percent since September 30, 2004.

By utilizing cable network technology, J:COM brings cable television, high-speed Internet, and phone services to customers in its service areas. The total number of households subscribing to J:COM TV increased to 1,684,900 households (of which 518,700 households subscribe to digital services), an increase of 115,900 households (7.4%) compared to the same period last year. J:COM NET subscribers increased to 837,700 households, an increase of 116,600 households (16.2%), and J:COM PHONE subscribers increased to 909,900 households, an increase of 191,300 households (26.6%) during the same period.

Rounded to the nearest hundred:

	Number of Households Subscribing to			**Number of Households Subscribing to at Least 1 J:COM Service**
	J:COM TV	J:COM NET	J:COM PHONE	
As of September 30, 2005	1,684,900 (including digital: 518,700)	837,700	909,900	1,996,100
As of September 30, 2004	1,569,000	721,100	718,600	1,838,600
Number of Increase	115,900	116,600	191,300	157,500
Percent Increase	7.4%	16.2%	26.6%	8.6%

Demonstrating the continued effectiveness of J:COM's bundled-services approach, the average number of services subscribed to by each J:COM subscribing household increased to 1.72 as of September 30, 2005, up from 1.64 as of September 30, 2004.

Note: All numbers mentioned above are based on subscribing household numbers of managed franchises. The subscribing household numbers of consolidated franchises only are as follows.

Rounded to the nearest hundred:

Consolidated J:COM Franchise Total As of September 30, 2005	*Number of Households Subscribing to*			*Number of Households Subscribing to at Least 1 J:COM Service*
	J:COM TV	*J:COM NET*	*J:COM PHONE*	
	1,574,400 (including digital 494,300)	*791,700*	*854,400*	*1,865,000*

Based in Tokyo, J:COM currently provides three services through its managed franchises, including cable television services (J:COM TV), high-speed cable Internet access services (J:COM NET) and telephony services (J:COM PHONE) where available. These services are provided through J:COM's fiber and cable network, which carries information, entertainment, content and services directly to homes in J:COM service areas.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,996,100 subscribing households (as of September 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through its managed franchises operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.3 million (as of September 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media, LLC. and Microsoft Corporation. J:COM is a public company, trading on the JASDAQ stock exchange under the symbol JCOM. For more information (available in Japanese and English), visit J:COM's website at http://www.jcom.co.jp.

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J:COM

November 2, 2005
FOR IMMEDIATE RELEASE

Jupiter Telecommunications Announces Executive Assignment Changes

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator in Japan based on the number of customers served, announced today the following changes in the positions held by two of its executives.

Effective November 1, 2005, Toru Kato has been named to the newly-created position of Director, SVP, Service Strategies from his former title of Director, SVP, Business Development. The Service Strategies department has been newly created to encompass the responsibilities of J:COM's former Business Development department, including Product Development, Broadcasting Strategy, and Telecommunications Strategy, and adding the New Technology segment as part of the Service Strategies group as well.

J:COM also announced that Hitoshi Yoshimura, Statutory Auditor, resigned from the company effective October 31, 2005.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,996,100 subscribing households (as of September 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through its managed franchises operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.3 million (as of September 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media, LLC. and Microsoft Corporation. J:COM is a public company, trading on the JASDAQ stock exchange under the symbol JCOM. For more information (available in Japanese and English), visit J:COM's website at http://www.jcom.co.jp.

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

(Translation from Japanese disclosure to JASDAQ)

October 28, 2005
[U.S. GAAP]

Consolidated Quarterly Financial Results Release
For the Nine Months Ended September 30, 2005

Jupiter Telecommunications Co., Ltd. (Consolidated)

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Location of headquarters: Tokyo
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:
Koji Kobayashi, IR Office Phone: +81-3-6765-8158 E-Mail: KobayashiKo@jupiter.jcom.co.jp
Hiroto Motomiya, Accounting Controlling Phone: +81-3-6765-8140 E-Mail: MotomiyaH@jupiter.jcom.co.jp

1. Accounting Policy

① Adoption of any simplified accounting method : No
② Accounting policy or method change from last reporting period : No
③ Changes of consolidated companies : Yes
Nos. of consolidated subsidiaries as of September 30, 2005: 19 (increased by 2 and decreased by 2 from Dec.31, 2004)
Nos. of consolidated affiliates(equity method) as of September 30, 2005: 7 (increased by 1 from Dec.31, 2004)

2. Consolidated operating results (From January 1, 2005 to September 30, 2005)

(1) Consolidated financial results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income	
	(Millions of yen)	%	(Millions of yen)	%
September 30, 2005	133,413	12.7	17,705	(3.3)
September 30, 2004	118,382	—	18,307	—
[Ref] Annual forecast 2005	185,000	14.7	27,000	19.5
December 31, 2004	161,346	—	22,592	—

	Net income		Net income per share	Net income per share, (diluted)
	(Millions of yen)	%	(Yen)	(Yen)
September 30, 2005	13,969	23.2	2,332.90	2,326.73
September 30, 2004	11,342	—	2,373.46	2,373.46
[Ref] Annual forecast 2005	19,000	75.6	3,125.24	—
December 31, 2004	10,821	—	2,221.47	2,221.47

(Notes)

1. The percentages shown next to revenue, operating income and net income represent year-on-year changes.

2. Average number of outstanding shares during term (consolidated):

Basic

September 2005 interim term: 5,987,696 shares *September 2004 interim term: 4,778,865 shares*
December 2004 term: 4,871,169 shares

Diluted

September 2005 interim term: 6,003,572 shares *September 2004 interim term: 4,778,865 shares*
December 2004 term: 4,871,169 shares

3. For annual forecast 2005, there is no change from the last disclosure.

4. Weighted average per share diluted for the third quarter 2005 includes outstanding stock options and over-allotment options.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity capital ratio to total assets	Shareholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(Yen)
September 30, 2005	501,358	246,046	49.1	38,699.56
December 31, 2004	439,291	138,370	31.5	26,888.43

(Notes)

Number of outstanding shares at end of term (consolidated):

September 2005 interim term: 6,357,870 shares

December 2004 term: 5,146,074 shares

(3) Consolidated cash flow statement

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
September 30, 2005	42,917	(41,249)	25,867	37,955
September 30, 2004	38,788	(26,892)	(11,020)	8,662

3.Business Results and Financial Conditions

(1) Business Results (comparisons are year-on-year)

During the nine months ended September 30, 2005, the Jupiter Telecommunications consolidated Group (J:COM) steadily executed its growth strategies, "Volume plus Value" strategy, pursuing economy of scale (expanding volume) while enhancing the attractiveness of the group's services (increasing value).
In terms of volume strategy, the J:COM group strengthened it's sales and marketing capabilities by increasing the number of its direct sales representatives to approximately 2,000, which cover the densely populated areas of the Kanto, Kansai and Kyushu regions, and also Sapporo. The J:COM group also endeavored to provide a higher level of training to sales personnel, and actively promoted bulk contracts with MDUs called "J:COM IN THE ROOM," promising product to convert MDUs into a stable revenue source.

J:COM also concentrated resources on extending its network in order to increase the number of homes passed ("homes passed" refers to the number of households that can be connected through lines that have been laid for cable television, high-speed Internet access and telephony). In addition, the group, on September 30, purchased all the shares of Odakyu Telecommunication Services Co., Ltd. ("Odakyu Cable Vision"), which operates in areas close to its own stations in the central Kanto region. On July 29, the group made an investment in Japan Digital Service Corp. (JDS), an operator of a broad-area distribution network for cable television providers. Consequently, starting this autumn the J:COM group is scheduled to begin using the nationwide optical transmission network that JDS is developing in the Tokyo-Nagoya-Osaka-Fukuoka corridor, enabling the J:COM group to offer CS digital programming to its digital service subscribers without relying on satellites. In concert with JDS, the J:COM group will build a platform that enables cable television operators to provide highly individualized programming, which ranges from CS high-definition broadcasting to shows with local content.

As to value strategy, with the aim of increasing ARPU (average revenue per unit) and reducing churn rates, J:COM further promoted to offer bundled service, in which the three services provided by the group (J:COM TV, J:COM NET, and J:COM PHONE) are combined into a single package. The group promoted subscription to J:COM TV Digital service and the shift to the digital services from analog, while it begun a video-on-demand (VOD) service (J:COM On Demand) through all of its managed franchises from July 1, 2005. For customers who require even higher-speed Internet access, the group has introduced a new service called "J:COM NET Hikari" with access speed of up to 100Mbps to residents of MDUs. Starting this April, J:COM Sapporo, which did not have telephony service before, begun offering fixed-line primary telephony services based on IP technologies.

Customers connected of our Consolidated Group, excluding Odakyu, has increased by 152,600 (8.9%) to 1,865,000 as of September 30, 2005. Breakdown per services are as follows: cable TV increased by 114,600(7.9%) to 1,574,400 households, their of digital services are 494,300 households which is 3.2 times compared to September 30, 2004 and occupy 31.4% of cable TV. High-speed Internet access and telephony services, increased by 112,000(16.5%) to 791,700 and by 177,900 (26.3%) to 854,400 households, respectively. The RGU per customer also increased, standing at 1.73 compared to 1.64 as of the end of the nine-month period to September 2004.

As a result of subscriber growth, subscription fees increased by 15% (by ¥15,513 million) to ¥119,344 million. Other revenue decreased by 3% (by ¥482 million) to ¥14,069 million for the nine months ended September 30, 2005. This decrease was primarily due to lower installation fees charged by the Company in conjunction with marketing campaigns. As a result, total revenue increased by 13% (by ¥15,031 million) to ¥133,413 million.

Operating and programming costs increased by 13% (by ¥6,292 million) to ¥54,814 million. This increase was primarily the result of increased programming costs and network operating and maintenance expenses associated with the increase in the number of subscribers of our franchises. Selling, general and administrative expenses increased by 17 %(by ¥3,915 million) to ¥26,756 million. This increase was primarily attributable to an increase in sales related headcount and associated labor costs to provide for the future expansion of service area and to support M&A activity. This increase was also due to an increase in advertising and marketing expenses in order to promote the J:COM brand. Stock compensation expense increased by ¥2,582 million to ¥2,651 million. This increase was primarily attributable to the increase in our stock price since our IPO in March 2005, compared to the applicable exercise price of stock options issued to our management and staff. Depreciation and amortization expenses increased by 10%(¥2,844 million) to ¥31,487 million. The increase was primarily attributable to additions to the fixed assets related to the installation of services to new customers, and the expansion and upgrade of our network. As a result, operating income decreased by 3% (¥602 million) to ¥17,705 million.

Other income (expense), primary comprised of interest expense, decreased by 31% (by ¥1,739 million) to ¥3,861 million. This decrease was primarily due to the repayment of our ¥50,000 million subordinated loan facility following our successful initial public offering. As a result, income before income tax was increased by 7% (by ¥914 million) to ¥13,656 million.

Net income for the nine months ended September 30, 2005, increased by 23% (by ¥2,626 million) to ¥13,969 million primarily due to recognition of reversal of valuation allowance.

(2) Financial situation

As of September 30, 2005, cash and cash equivalents balance was ¥37,955 million, an increase of 338% (of ¥29,293 million) compared to cash to September 30, 2004.

The following is a summary of cash flow during the interim period ended September 30, 2005.

Cash Flows from Operating Activities

Net cash provided by operating activities amounted to ¥42,917 million, an increase of ¥4,129 million compared to net cash provided in the previous period of ¥38,788 million. This was primarily the result of a ¥4,824 million increase in operating income before depreciation, amortization and non-cash stock compensation charges.

Cash Flows from Investing Activities

Net cash used in investing activities amounted to ¥41,249 million, an increase of ¥14,357 million compared to net cash used in the previous period of ¥26,892 million. This was primarily the result of a ¥12,651 million increase in amounts spent on acquisitions of new consolidated subsidiaries.

Cash Flows from Financing Activities

Net cash provided by financing activities amounted to ¥25,867 million, an increase of ¥36,887 million compared to net cash used in the previous period of ¥11,020 million. The Company raised ¥90,980 million f from the proceeds on the issuance of the common stock and repaid ¥59,032 million in long-term and short-term debt and ¥8,885 million of principal on its capital leases.

(3) Forecasts for the year ending December 2005

There is no change to our forecast in this quarter.

(Cautionary note regarding future-related information)

The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

Consolidated interim Financial Statements

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(YEN IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Account	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Change		12 months ended Dec. 31, 2004
	Amount	Amount	Amount	(%)	Amount
Revenue:					
Subscription fees	119,344	103,830	15,513	14.9	140,826
Other	14,069	14,552	(482)	(3.3)	20,520
	133,413	118,382	15,031	12.7	161,346
Operating costs and expenses					
Operating and programming costs	(54,814)	(48,522)	(6,292)	(13.0)	(66,570)
Selling, general and administrative	(26,756)	(22,841)	(3,915)	(17.1)	(31,527)
Stock compensation	(2,651)	(69)	(2,582)	—	(84)
Depreciation and amortization	(31,487)	(28,643)	(2,844)	(9.9)	(40,573)
	(115,708)	(100,075)	(15,633)	(15.6)	(138,754)
Operating income	17,705	18,307	(602)	(3.3)	22,592
Other income :					
Interest expense, net:					
Related parties	(727)	(3,231)	2,504	77.5	(4,055)
Other	(3,411)	(2,428)	(983)	(40.5)	(6,046)
Other income, net	277	59	217	368.4	37
Income before income taxes and other items	13,844	12,707	1,136	8.9	12,528
Equity in earnings of affiliates	301	478	(177)	(36.9)	610
Minority interest in net (income) losses of consolidated subsidiaries	(489)	(443)	(46)	(10.3)	(458)
Income before income taxes	13,656	12,742	914	7.2	12,680
Income taxes	313	(1,400)	1,713	—	(1,859)
Net income	13,969	11,342	2,626	23.2	10,821
Per Share data					
Net income per share – basic	2,332.90	2,373.46	(40.56)	(1.7)	2,221.47
Net income per share – diluted	2,326.73	2,373.46	(46.73)	(2.0)	2,221.47
Weighted average number of ordinary shares outstanding – basic	5,987,696	4,778,865	1,208,831	25.3	4,871,169
Weighted average number of ordinary shares outstanding – diluted	6,003,572	4,778,865	1,224,707	25.6	4,871,169

(Note)1

Fractional rounded makes some differences with sum of breakdown and total in Change column.

(Note)2

To unify the financial statements of subsidiaries of Liberty Global, Inc. the Company reclassified certain expenses from "sales, general and administrative expenses" to "operating and programming costs" for all periods presented. These reclassifications resulted in ¥9,236 million (7.8% of revenues) and ¥12,700 million (7.9% of revenues) being moved from the former to the latter category for the nine-month period ended September 2004 and for the year ended 2004, respectively. The main expenses subject to reclassification were subscriber billing costs and customer center-related expenses.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(YEN IN MILLIONS)

Account	September 30, 2005	December 31, 2004	Change
	Amount	Amount	Amount
Current assets:			
Cash and cash equivalents	37,955	10,420	27,534
Accounts receivable	8,880	8,823	57
Loans to related party	–	4,030	(4,030)
Prepaid expenses and other current assets	5,650	4,099	1,551
Total current assets	52,485	27,372	25,112
Investments:			
Investments in affiliates	4,443	3,773	670
Investments in other securities, at cost	2,891	2,901	(11)
	7,334	6,674	659
Property and equipment, at cost:			
Land	1,796	1,796	–
Distribution system and equipment	380,855	344,208	36,647
Support equipment and buildings	17,234	12,613	4,622
	399,885	358,617	41,269
Less accumulated depreciation	(133,390)	(108,614)	(24,776)
	266,495	250,003	16,493
Other assets:			
Goodwill, net	151,548	140,659	10,889
Other	23,496	14,583	8,913
	175,044	155,242	19,802
	501,358	439,291	62,067

Account	September 30, 2005	December 31, 2004	Change
	Amount	Amount	Amount
Current liabilities:			
Short-term loans	1,334	250	1,084
Long-term debt–current portion	10,772	5,386	5,386
Capital lease obligations–current portion			
Related parties	8,721	8,237	484
Other	1,430	1,292	138
Accounts payable	17,209	17,164	45
Accrued expenses and other liabilities	7,827	6,156	1,672
Total current liabilities	47,293	38,485	8,808
Long-term debt, less current portion	136,123	194,088	(57,965)
Capital lease obligations, less current portion:			
Related parties	23,059	19,715	3,344
Other	2,798	2,561	237
Deferred revenue	43,693	41,699	1,993
Severance and retirement allowance	166	2,719	(2,553)
Redeemable preferred stock of consolidated subsidiary	500	500	–
Other liabilities	143	180	(37)
Total liabilities	253,775	299,947	(46,173)
Minority interests	1,537	974	563
Shareholders' equity:			
Ordinary shares no par value	114,242	78,133	36,109
Additional paid-in capital	195,458	137,931	57,527
Accumulated deficit	(63,717)	(77,686)	13,969
Accumulated other comprehensive loss	63	(8)	72
Treasury stock	(0)	–	(0)
Total shareholders' equity	246,046	138,370	107,677
	501,358	439,291	62,067

(Note)

Fractional rounded makes some differences with sum of breakdown and total in Change column.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

	Nine months ended September 30, 2005	Nine months ended September 30, 2004	12 months ended Dec. 31, 2004
Classification	**Amount**	**Amount**	**Amount**
Cash flows from operating activities:			
Net income	13,969	11,342	10,821
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,487	28,643	40,573
Equity in earnings of affiliates	(301)	(478)	(610)
Minority interest in net income of consolidated subsidiaries	489	443	458
Stock compensation expenses	2,651	69	84
Deferred income taxes	(1,798)	108	46
Provision for retirement allowance	(2,579)	420	648
Changes in operating assets and liabilities, excluding effects of business combinations:			
(Increase)/decrease in accounts receivable, net	422	(332)	(431)
(Increase)/decrease in prepaid expenses and other current assets	(1,479)	(1,674)	5
(Increase)/decrease in other assets	(315)	(425)	2,444
Increase/(decrease) in accounts payable	930	(4,767)	(1,185)
Increase/(decrease) in accrued expenses and other liabilities	630	5,798	40
Increase/(decrease) in deferred revenue	(1,189)	(359)	(381)
Net cash provided by operating activities	42,917	38,788	52,512
Cash flows from investing activities:			
Capital expenditures	(23,669)	(22,974)	(31,793)
Acquisition of new subsidiaries, net of cash acquired	(13,094)	(443)	(443)
Investments in and advances to affiliates	165	19	(360)
Decrease in restricted cash	–	1,460	1,773
Loans to related party	–	–	(4,030)
Acquisition of minority interest in consolidated subsidiaries	(4,017)	(4,958)	(4,960)
Other investing activities	(634)	4	(69)
Net cash used in investing activities	(41,249)	(26,892)	(39,882)

(YEN IN MILLIONS)

Classification	Nine months ended September 30, 2005 Amount	Nine months ended September 30, 2004 Amount	12 months ended Dec. 31, 2004 Amount
Cash flows from financing activities:			
Proceeds from issuance of common stock	90,980	30,000	30,000
Net increase in short-term loans	1,084	–	250
Proceeds from long-term debt	1,720	5,302	185,302
Principal payments of long-term debt	(59,032)	(38,245)	(210,098)
Principal payments under capital lease obligations	(8,885)	(8,077)	(11,887)
Other financing activities	–	–	(3,563)
Net cash provided by (used in) financing activities	25,867	(11,020)	(9,996)
Net increase in cash and cash equivalents	27,535	876	2,634
Cash and cash equivalents at beginning of year	10,420	7,786	7,786
Cash and cash equivalents at end of term	37,955	8,662	10,420

Segment Information

(1) Operating segments

The Jupiter Telecommunications Group (the Company and its consolidated subsidiaries) has determined it has one reportable segment "Broadband services". Therefore, information on operating segments are omitted in this section.

(2) Segment information by region

Because the Company does not have any overseas subsidiaries or branches, this section is not applicable.